NEWS RELEASE

Symbols: JJJ - CSE

HHHEF – OTC Pink

37 CAPITAL ANNOUNCES CONVERTIBLE DEBENTURE FINANCING

Vancouver, British Columbia. December 20, 2024 – 37 Capital Inc. (the “Company” or “37 Capital”) announces that it intends to conduct a convertible debenture financing to raise gross proceeds of up to $200,000 (the “Debenture Financing”). The Debenture Financing will pay interest at the rate of 10% per annum and will mature twenty-four (24) months from the date of issuance (the "Maturity Date"). The Debenture Financing shall be convertible up to 2,857,143 units of the Company at the conversion price of $0.07 per unit. Each unit shall be convertible into one common share and one share purchase warrant exercisable to purchase one common share at the price of $0.15 per common share for a period of two (2) years.

The proceeds from the Debenture Financing will be utilized towards general working capital and to pay an outstanding debt to a creditor.

The securities that may be issued in connection with the Debenture Financing shall include a hold period in accordance with applicable securities laws. There may be insider participation and there may be finder’s fees payable with respect to the Debenture Financing.

For more information on the Company, you may contact us at (604) 681-0204, or visit the Company's website at www.37capitalinc.com, or the CSE's website by using the following direct link: http://thecse.com/en/listings/mining/37-capital-inc.

On Behalf of the Board of 37 Capital Inc.,

“Jake H. Kalpakian”

____________________

Jake H. Kalpakian,

President and CEO

The CSE has not reviewed and does not accept responsibility for the adequacy or accuracy of this news release.

Trading in the securities of the Company should be considered speculative.

Certain statements contained herein are “forward-looking”. Forward-looking statements may include, among others, statements regarding future plans, projected or proposed financings, costs, objectives, economic or technical performance, or the assumptions underlying any of the foregoing. In this News Release, words such as “may”, “would”, “could”, “will”, “likely”, “enable”, “feel”, “seek”, “project”, “predict”, “potential”, “should”, “might”, “objective”, “believe”, “expect”, “propose”, “anticipate”, “intend”, “plan”, “plans” “estimate”, and similar words are used to identify forward-looking statements. Forward-looking statements are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those expressed or implied. Although management believes that the expectations reflected in such forward-looking statements are based on reasonable assumptions, projections and estimations, there can be no assurance that these assumptions, projections or estimations are accurate. Readers, shareholders and investors are therefore cautioned not to place reliance on any forward-looking statements as the plans, assumptions, intentions or expectations upon which they are based might not occur.

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37 Capital Inc. Suite

575, 510 Burrard Street.

Vancouver, BC V6C 3A8

Tel: (604) 681-0204 Fax: (604) 681-9428

www.37capitalinc.com email: info@37capitalinc.com